Exhibit 99.4
Douglas Elliman Realty LLC
and Subsidiaries
Consolidated Financial Statements
Period From January 1, 2013 to December 13, 2013
Years ended December 31, 2012 and 2011

Douglas Elliman Realty LLC and Subsidiaries
Index
December 13, 2013 and December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Members
of Douglas Elliman Realty LLC:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Douglas Elliman Realty LLC and Subsidiaries (the “Company”) at December 13, 2013 and December 31, 2012, and the results of their operations and their cash flows for the period January 1, 2013 to December 13, 2013 and the years ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP
Melville, NY
March 3, 2014

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Financial Position
December 13, 2013 and December 31, 2012
(in thousands of dollars)

	2013	2012
Assets
Current assets
Cash and cash equivalents	$116,935	$77,290
Certificates of deposit	725	725
Receivables	6,951	4,448
Prepaid expenses and other current assets	4,971	3,692
Total current assets	129,582	86,155
Property, equipment and leasehold improvements, net	16,293	15,796
Goodwill	38,776	38,776
Trademarks	21,663	21,663
Other intangible assets, net	431	645
Security deposits and other non current assets	1,022	1,015
Investments in non-consolidated businesses	2,362	2,567
Total assets	$210,129	$166,617
Liabilities and Members’ Equity
Current liabilities
Current portion of notes payable and other obligations	$201	$466
Current portion of notes payable to related parties	—	36
Accounts payable and accrued expenses	12,411	9,476
Accrued compensation	7,841	5,894
Commissions payable	6,669	6,551
Current portion of accrued royalties	—	107
Total current liabilities	27,122	22,530
Notes payable and other obligations, less current portion	420	630
Deferred rent	8,862	9,319
Total liabilities	36,404	32,479
Commitments and contingencies (Note 12)
Members’ equity	173,725	134,138
Total liabilities and members’ equity	$210,129	$166,617

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Operations
Period From January 1, 2013 to December 13, 2013 and
Years Ended December 31, 2012 and 2011
(in thousands of dollars)

	January 1, 2013 to December 13, 2013	Year Ended December 31,
		2012	2011
Revenues
Gross commission income	$378,555	$341,435	$307,822
Property management fees	27,644	27,766	27,247
Other income	10,256	8,974	11,240
Total revenues	416,455	378,175	346,309
Costs and expenses
Selling	283,530	260,039	232,907
General and administration	90,326	90,242	86,103
Total costs and expenses	373,856	350,281	319,010
Operating income	42,599	27,894	27,299
Other income (expense)
Equity in net income of non-consolidated businesses	(82)	1,829	2,007
Interest income	59	27	3
Interest expense	(23)	(89)	(139)
Net income before taxes	42,553	29,661	29,170
Income tax expense	996	780	946
Net income	$41,557	$28,881	$28,224

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Changes In Members’ Equity
Period From January 1, 2013 to December 13, 2013 and
Years Ended December 31, 2012 and 2011

(in thousands of dollars)

	January 1, 2013 to December 13, 2013	Year Ended December 31,
		2012	2011
Balance, Beginning of Year	$134,138	$109,736	$96,956
Net income	41,557	28,881	28,224
Distributions to members	(1,970)	(4,479)	(15,444)
Balance, End of Year	$173,725	$134,138	$109,736

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Cash Flows
Period From January 1, 2013 to December 13, 2013 and
Years Ended December 31, 2012 and 2011
(in thousands of dollars)

	January 1, 2013 to December 13, 2013	Year Ended December 31,
		2012	2011
Cash flows from operating activities
Net income	$41,557	$28,881	$28,224
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,004	3,664	3,692
Loss on sale and disposal of property and equipment	9	6	—
Equity in net income of non-consolidated businesses	82	(1,829)	(2,007)
Dividends received from non-consolidated businesses	748	1,450	2,745
Deferred rent	(457)	(7)	(78)
Changes in operating assets and liabilities
Receivables	(2,503)	(3,108)	2,091
Prepaid expenses and other assets	(1,279)	(1,739)	242
Other assets	(7)	(167)	(50)
Accounts payable, accrued expenses and accrued compensation	4,882	1,259	(1,535)
Commissions payable	118	2,877	(1,542)
Accrued royalties	(107)	(322)	(296)
Net cash provided by operating activities	47,047	30,965	31,486
Cash flows from investing activities
Capital expenditures	(4,296)	(4,629)	(2,478)
Capital contributions in non-consolidated businesses, net	(625)	—	—
Other	—	(34)	(66)
Net cash used in investing activities	(4,921)	(4,663)	(2,544)
Cash flows from financing activities
Payments of notes payable and other obligations	(475)	(610)	(490)
Payments of notes payable to related parties	(36)	(648)	(590)
Distributions to members	(1,970)	(4,479)	(15,444)
Net cash used in financing activities	(2,481)	(5,737)	(16,524)
Net change in cash and cash equivalents	39,645	20,565	12,418
Cash and cash equivalents
Beginning of year	77,290	56,725	44,307
End of year	$116,935	$77,290	$56,725
Supplemental disclosure of cash flow information
Interest paid	$23	$89	$139
Income taxes paid	1,250	470	946

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011

1.	Basis of Presentation

Principles of Consolidation
The consolidated financial statements include the accounts of Douglas Elliman Realty LLC, formerly Montauk Battery Realty LLC, a New York limited liability company, and its wholly-owned subsidiaries (the “Company”). All intercompany balances and transactions have been eliminated in consolidation.
Nature of Operations
Through its subsidiaries, the Company is engaged in the real estate brokerage business, the property management business, the mortgage brokerage business and other real estate-related businesses.
The Company’s real estate brokerage business is conducted by four principal subsidiaries, Douglas Elliman LLC (“Douglas Elliman”), a residential real estate brokerage company based in New York City, and its Long Island based operations, Douglas Elliman of LI, LLC, formerly B&H Associates of New York LLC (“DE of LI”), Douglas Elliman of Westchester, LLC (“DE of Westchester”) and Douglas Elliman of Dominican Republic (“DEDR”). Douglas Elliman, DE of LI, DE of Westchester and DEDR conduct business as Douglas Elliman Real Estate.
The Company is engaged in property management through its subsidiary, Residential Management Group LLC, which conducts business as Douglas Elliman Property Management (“DEPM”).
The Company is also engaged in the mortgage brokerage business through its 49.9%-owned equity investee, DE Capital Mortgage LLC (“DECM”) and through its wholly-owned subsidiary, Preferred Empire Mortgage Company (“PEMC”), which was dissolved in 2012. Prior to July 2009, the Company’s mortgage brokerage business was conducted through PEMC.
The Company is engaged in the property and casualty insurance brokerage business through its 50%-owned equity investee, Innova Risk Services LLC (“Innova”).
Additional services provided by the Company include title search and appraisal services through DE Title Services LLC, formerly PDE Title Services LLC (“Title”), marketing consulting services through DE Worldwide Consulting LLC (“DEWW”), and real estate investment services through Douglas Elliman Capital Markets Group LLC (“Capital Markets”).
Organization
On October 15, 2002, Montauk Battery Realty LLC was formed to consolidate the ownership of the then Company’s operating entities, B&H Associates of New York LLC and B&H of the Hamptons LLC, under one company, which was completed on December 19, 2002. On March 14, 2003, the Company acquired Douglas Elliman and DEPM and, on May 19, 2003, Montauk Battery Realty LLC changed its name to Douglas Elliman Realty LLC. In October 2004, upon receipt of required regulatory approvals, the Company purchased all of the then outstanding membership interests in Burr Enterprises Ltd., which conducted business as PEMC.
On December 13, 2013, New Valley LLC, a wholly-owned subsidiary of Vector Group Ltd (“Vector”), acquired a 20.59% interest in the Company from Prudential Real Estate Financial Services Company of America Inc. (“PREFSA”) which resulted in the Company becoming a majority owned subsidiary of Vector. Refer to footnote 8 for additional disclosures.

2.	Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents. Excluded from cash and cash equivalents are certificates of deposit of $725 as of December 13, 2013 and December 31, 2012 as the original maturities of these deposits are in excess of three months.
Receivables
Receivables consist of commissions earned on sales transactions which closed prior to the Company’s year-end but for which the related commissions have not yet been received. There are no allowances for bad debts as of December 13, 2013 and December 31, 2012. Uncollectible accounts are written off when the likelihood of collection is remote and when collection efforts have been abandoned.
Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the related leases or the estimated useful lives of the improvements. Costs of major additions and betterments are capitalized while expenditures for routine maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in general and administrative expense.
Software Costs
Costs associated with the acquisition and development of internal-use software that are incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage, including design, coding, installation and testing, are capitalized and are included in property and equipment. Once the software has been put into use, any additional costs such as costs for maintenance and training are expensed. Amortization of capitalized amounts commences on the date the software is placed into use and is computed using the straight-line method over the estimated economic life of the software.
Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the assets to the anticipated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and its carrying amount. No impairment losses were recognized during the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011.
Goodwill and Trademarks
Goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment on an annual basis, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.
The majority of the Company’s goodwill is related to Douglas Elliman LLC and Douglas Elliman of LI, as such, the Company has determined that the components are economically similar and are deemed a single reporting unit.
The Company early adopted the amendments to ASC 350, Intangibles -- Goodwill and Other, included in ASU 2011-08, Testing Goodwill for Impairment, for the year ended December 31, 2011. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the first step of the goodwill impairment test; otherwise, no further impairment test would be required. The Company performed the qualitative assessment and considered factors including macro‑economic conditions, industry and market considerations, cost factors and the overall financial performance of the Company for the period from January 1, 2013 to

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

December 13, 2013 and years ended December 31, 2012 and 2011, and determined that performing the first step of the two-step impairment test was unnecessary.
The fair value of trademarks is calculated using a “relief from royalty payments” method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademarks and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. The Company performed its trademark impairment test for each of the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011 and no impairment was noted.
Other Intangible Assets
Other intangible assets consist primarily of acquired management contracts. Amortization of management contracts is being provided over fifteen years.
Deferred Financing Charges
Deferred financing charges consist primarily of professional fees related to the acquisition of new financing and the restructuring of the Company’s debt obligations. These are being amortized over the life of the related debt obligations.
Investments in Non-Consolidated Businesses
The Company accounts for its investments in Innova and DECM under the equity method as the Company has determined that neither Innova nor DECM meet the criteria of a variable interest entity and, accordingly, the Company applies the voting interest model to these investments.
Leases
The Company leases office space for use in its operations. The Company’s leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases. For operating leases containing predetermined fixed escalations of the minimum rentals during the term of the lease, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which control and possession of the leased properties is obtained. Incentives provided in operating lease agreements such as reimbursements of capital expenditures by the landlord are also deferred and are recorded as a reduction of rent expense on a straight line basis over the life of the lease. The Company records differences between the amounts charged to operations and amounts paid as deferred rent.
Revenue Recognition
Revenue is recognized only when persuasive evidence of an arrangement exists, the price is fixed or determinable, the transaction has been completed and collectibility of the resulting receivable is reasonably assured.
Real estate and mortgage commissions earned by the Company’s real estate and mortgage brokerage businesses are recorded as revenue on a gross basis upon the closing of a real estate transaction as evidenced when the escrow or similar account is closed, the transaction documents have been recorded and funds are distributed to all appropriate parties. Commissions and royalties expenses are recognized concurrently with related revenues. Property management fees earned by DEPM are recorded as revenue when the related services are performed.
Advertising Costs
Advertising costs are expensed as incurred and are included in selling expenses. Such expenses were $14,818, $16,583 and $13,856 for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011, respectively.
Income Taxes
The Company is a limited liability company. The members of a limited liability company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability for Federal income taxes is included in the financial statements. The Company is, however, subject to New York City Unincorporated Business Tax (“UBT”) and accordingly has recorded a provision for UBT in its consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

The Company recognizes tax liabilities when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.
Fair Value Measurements
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, generally accepted accounting principles establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date:
Level 1 - Observable inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the same term of the financial instrument; and
Level 3 - Unobservable inputs to the valuation methodology in which there is little or no market data and which are significant to the fair value measurement.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
The carrying amounts of the Company’s cash and cash equivalents, receivables, payables and other current liabilities approximate fair value due to their short maturity. The carrying value of the Company’s long-term debt approximates fair value because the underlying instruments are fixed‑rate notes based on a current market rate. The carrying value of the Company’s related‑party debt approximates fair value due to its current maturities.
The Company has certificates of deposit of $725 as of December 13, 2013 and December 31, 2012 which are considered Level 1 financial instruments.
Subsequent Events
The Company evaluated all events or transactions that occurred after the balance sheet date of December 13, 2013 through February __, 2014, the date it issued these financial statements.
On December 14, 2013, the Company acquired Douglas Elliman Florida, LLC from Reb Holdings, LLC (an affiliate of Vector) for the purchase price of $5,250.
The Company formed a subsidiary, Douglas Elliman of California, Inc., to be licensed as a California Real Estate Broker. Douglas Elliman of California, Inc. is expected to begin operations in 2014 and will be a wholly owned subsidiary of the Company.
On December 14, 2013, the Company declared a dividend of $40,000. The dividend was paid to the members based on their ownership percentages.
The Company did not identify any other subsequent events that would have required adjustments or further disclosure in these financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

Reclassifications
Certain amounts in the prior year have been reclassified to conform to the current year presentation.

3.	Property and Equipment

Property and equipment at consists of the following at December 13, 2013 and December 31, 2012:

	2013	2012
Furniture, fixtures and office equipment	$24,471	$22,733
Computer software	7,740	6,886
Leasehold improvements	25,264	24,627
Automobiles	121	137
Construction in progress	128	274
	57,724	54,657
Less, accumulated depreciation and amortization	(41,431)	(38,861)
	$16,293	$15,796

The estimated useful lives of furniture, fixtures and office equipment ranges from five to ten years. Computer software has an estimated useful life of three to five years, and automobiles have a life of six years. Leasehold improvements are depreciated based on the lesser of the remaining life of the lease or the useful life of the leasehold improvement. Construction in process is not depreciated until the related asset is placed into service. Depreciation and amortization expense was $3,790, $3,422 and $3,439 for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011, respectively. For the period January 1, 2013 to December 13, 2013, the Company wrote off approximately $1,228 of cost and $1,219 of accumulated depreciation resulting in a loss on disposal of $9.
For the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011 the Company capitalized $854, $855 and $941, respectively, for costs related to software acquired for internal use. Unamortized software costs amounted to $1,698, $1,798 and $1,897 at December 13, 2013 and December 31, 2012 and 2011, respectively. Amortization of software costs, which is included in depreciation and amortization expense, was $954, $954 and $771 for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011, respectively.

4.	Investments in Non-Consolidated Businesses

During 2006, the Company invested $1,500 for a 50% interest in Innova. The Company made this investment in order to enter into the insurance brokerage business. Under the operating agreement, profits and losses are shared equally by each partner. While the Company shares a board seat with its joint venture partner, most day to day decisions are made by such partner as the Managing Member.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

The Company’s investment in Innova was financed entirely with debt funded by the parent company of the Managing Member. The note bore interest at 7% per year and the principal and interest were to be repaid from the Company’s share of the earnings of Innova. The Company’s equity in the earnings of Innova was $770, $696 and $694 in the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011, respectively. Dividends received from Innova were $748, $353 and $1,005 in the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011, respectively. The Company’s net investment in Innova was $1,922 and $1,900 at December 13, 2013 and December 31, 2012, respectively.
In July 2009, the Company invested $249 for a 49.9% interest in DECM, with 50.1% owned by its joint venture partner. DECM operates as a mortgage lender in the New York Metropolitan area. The Company’s equity in the (loss) earnings of DECM was $(852), $1,133 and $1,313 for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011, respectively. In 2013, the Company paid cash in the amount of $625 to DECM as a capital contribution in connection with a capital call on all the owners which resulted in no change to the Company’s ownership percentage. The Company received dividends of $0, $1,097 and $1,740 for the period from January 1, 2013 to December 13, 2013 and for the years ended December 31, 2012 and 2011, respectively. The Company’s investment in DECM is $440 and $667 at December 13, 2013 and December 31, 2012, respectively.

5.	Intangible Assets

Intangible assets at consist of the following at December 13, 2013 and December 31, 2012:

	2013	2012
Goodwill	$38,776	$38,776
Trademarks	21,663	21,663
Deferred financing charges	506	506
Other intangible assets	3,399	3,399
	64,344	64,344
Less: accumulated amortization on amortizable intangibles	(3,474)	(3,260)
	$60,870	$61,084

Amortization of other intangibles and deferred financing charges for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011 was $214, $242 and $253, respectively. Amortization expense is estimated to be $216, $81, $60, $40, $34 during the five years ended December 31, 2014 through 2018, respectively, and $0 thereafter.

6.	Notes Payable and Other Obligations

Notes payable and other obligations were comprised of the following at December 13, 2013 and December 31, 2012:

	2013	2012
Notes payable and other obligations
Payment obligation — former owner	$95	$96
Term note payable — bank	—	234
Capital lease obligations	264	432
Notes payable issued in connection with acquisitions	262	334
Total notes payable and other obligations	621	1,096
Less, current maturities	(201)	(466)
Amount due after one year	$420	$630

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

Payment Obligation - Former Owner
In connection with the acquisition of Douglas Elliman, the Company assumed an obligation to make a payment to a former owner of Douglas Elliman in an amount up to $4,000, due in 2003 and 2004. The first payment was made in 2003. The second liability for the payment was settled in 2005, with a partial payment to the former owner, and a partial assumption of a deferred compensation liability. The remaining liability bears interest at 5% per year and is currently payable.
Term Note Payable - Bank
In connection with the acquisition of Douglas Elliman, the Company assumed an obligation to make a payment to a former owner of Douglas Elliman in an amount up to $4,000, due in 2003 and 2004. The first payment was made in 2003. The second liability for the payment was settled in 2005, with a partial payment to the former owner, and a partial assumption of a deferred compensation liability. The remaining liability bears interest at 5% per year and is currently payable.
Capital Lease Obligations
Server Lease
Capital lease payable in 36 monthly installments of $5, including interest at a rate of 2.9% through 2013. The net book value of the server was $68 and $104 at December 13, 2013 and December 31, 2012, respectively.
Phone Lease
Capital lease payable is due in 60 monthly installments of $11, including interest at a rate of 8.6% through 2015. The net book value of the system was $346 and $379 at December 13, 2013 and December 31, 2012, respectively.
Notes Payable Issued in Connection with Acquisitions
In connection with the acquisition of various property management contracts in 2010, the Company has recorded a liability for amounts due under the agreement at an effective borrowing rate of 5%, payable through 2016, in annual installments of approximately $95.
Scheduled Maturities
Scheduled maturities of notes payable and other obligations for the next three years are as follows:

Year ending December 31

2014	$201
2015	356
2016	64
Total	$621

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

7.	Notes Payable to Related Parties

Notes payable to related parties were as follows at December 31, 2012:

2012
Franchise term notes payable — PREA	$36
Less: Current maturities	(36)
Amount due after one year	$—

Franchise term notes payable

In December 2002, The Prudential Real Estate Affiliates, Inc. (“PREA” or the “Franchiser”), an affiliate of PREFSA, lent Douglas Elliman of LI $3,300 bearing interest at 9% per annum and due in annual installments of principal and interest of $514 through 2013. In March 2003, PREA lent Douglas Elliman $1,250 bearing interest at 8% per annum and due in annual installments of principal and interest of $186 through 2013.

8.	Franchise Agreement and Royalty Fees

In December 2002, DE of LI renewed for an additional ten-year term its franchise agreement with PREA which granted it an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, in New York for the counties of Nassau and Suffolk on Long Island. In addition, in June 2004, DE of LI was granted an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, with respect to the boroughs of Brooklyn and Queens. In March 2003, Douglas Elliman entered into a ten-year franchise agreement with PREA granting it an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, for Manhattan. In 2010, that agreement was amended to grant Douglas Elliman an exclusive franchise for six northern Westchester offices.
For the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011 total royalty fees incurred under the franchise agreements amounted to approximately $1,585, $6,201, and $5,772, respectively, and is included as a component of selling expenses in the consolidated statements of operations.
The Company has ceased operating as a PREA franchisee as the franchising agreement expired on March 13, 2013. As a result of the expiration of the franchise agreement, in accordance with the terms of the Limited Liability Company Operating Agreement, the Company is required to redeem the approximate 20% equity interest of PREFSA. The redemption price for such equity interest was determined through an appraisal process in accordance with the terms of the Company’s Limited Liability Company Operating Agreement. On December 13, 2013, New Valley LLC, a wholly-owned subsidiary of Vector, acquired the additional 20.59% PREFSA interest in the Company for a purchase price of $60 million in cash. The acquisition increased Vector’s ownership position in the Company from 50% to 70.59%.

9.	Income Taxes

Income tax expense includes a provision for New York City Unincorporated Business Tax (“UBT”). The following are the components of income tax expense for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011:

	2012	2011	2010
Provision for New York City UBT	$780	$946	$1,329

There are no liabilities for uncertain tax positions reflected as of December 13, 2013 and December 31, 2012. With limited exceptions, the Company is no longer subject to tax audits by taxing authorities for years through 2009 for all

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

jurisdictions. Although the outcome of tax audits is always uncertain, the Company believes that its tax positions will generally be sustained under audit.

10.	Related Party Transaction

The Company has recorded in general and administrative expense a management fee for services rendered by a member on behalf of the Company of approximately $2,200, $2,300 and $2,300 for the periods December 13, 2013 and December 31, 2012 and 2011, respectively, for which liabilities of $1,000, $1,000 and $2,100, respectively, are included in accounts payable and accrued expenses.

11.	Defined Contribution Plans

The Company sponsors individual 401(k) plans which allow eligible employees to make pre-tax contributions. Employees who have completed one year of service, as defined, are eligible to participate in the plans. Since 2009, the plans no longer provide matching contributions. Participants are immediately vested in their contributions made.

12.	Commitments and Contingencies

Litigation
The Company is involved in litigation through the normal course of business. Certain claims arising before the date of acquisition of Douglas Elliman and DEPM are subject to indemnification agreements with the prior owners. The majority of these claims have been referred to the insurance carrier and related counsel. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.
Leases
The Company and its subsidiaries are obligated under various operating lease agreements for office facilities. Certain leases are noncancelable and expire on various dates through March 2020. Additionally, certain leases contain escalating minimum rentals, which are amortized on a straight line basis over the noncancelable portion of the leases. Total rent expense charged to operations under the leases for the period from January 1, 2013 to December 13, 2013 and years ended December 31, 2012 and 2011 is approximately $14,303, $15,325 and $14,727, respectively, and is included in general and administrative expense in the consolidated statements of operations. In connection with these leases, the Company has a deferred rent liability of $9,431 and $9,718 at December 13, 2013 and December 31, 2012, respectively. Approximately $569 and $399 are classified as current at December 13, 2013 and December 31, 2012, respectively, which is included in accounts payable and accrued expenses on the consolidated statements of financial position.
Future minimum rental payments under the operating leases at December 13, 2013 are as follows:

Year ending December 31,

2014	$14,058
2015	13,691
2016	11,371
2017	9,735
2018	8,030
Thereafter	23,911
Total	$80,796

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 13, 2013 and December 31, 2012 and 2011
(in thousands of dollars)

The Company entered into letter of credit agreements with a bank totaling $725 in relation to certain office leases which expire on various dates through March 2020. Certificates of deposit of $725 with the same maturities are pledged as collateral for these letters of credit.

13.	Risks and Uncertainties

The Company operates primarily in the New York City and Long Island residential real estate markets, which subjects the Company to a degree of risk. The profitability of the Company is dependent upon the activity within these markets, which could be impacted by various external factors such as the general state of the economy, declines in home selling prices and the availability of credit to buyers. Therefore, declines in demand and lack of availability of credit to potential home buyers could materially impact the Company’s profitability in future years.

The Company and its subsidiaries may, from time to time, maintain demand deposits in excess of federally insured limits in the normal course of business. The Company mitigates this risk by placing cash and cash equivalents with financial institutions with high credit ratings.

Substantially all of the Company’s receivables are derived from commissions earned and are due from escrow and other residential real estate transfer agents. These receivables are unsecured.